BioSig Technologies, Inc.

12424 Wilshire Blvd, Suite 745

Los Angeles, California 90025

December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Robert Augustin

Re:	BioSig Technologies, Inc. Registration Statement on Form S-3 File No. 333-276298 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, BioSig Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on December 17, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sichenzia Ross Ference Carmel LLP, attention: Barrett DiPaolo, Esq. at (646) 810-2173.

Very truly yours,

BIOSIG TECHNOLOGIES, INC.

By:	/s/ Anthony Amato
Anthony Amato
Chief Executive Officer